NO. 70-9839

                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D. C. 20549

                          AMENDMENT NO. 9
                                TO
                      APPLICATION/DECLARATION
                                ON
                             FORM U-1
                             UNDER THE
            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                       Northeast Utilities
            Western Massachusetts Electric Company
                       174 Brush Hill Road
                    West Springfield, MA 01089

              The Connecticut Light and Power Company
                         107 Selden Street
                          Berlin, CT 06037


    (Names of companies filing this statement and addresses of principal executive offices)

                        NORTHEAST UTILITIES
             (Name of top registered holding company)

                         Gregory B. Butler
           Vice President, Secretary and General Counsel
                Northeast Utilities Service Company
                         107 Selden Street
                         Berlin, CT 06037
              (Name and address of agent for service)

 The Commission is requested to mail signed  copies of all orders, notices and communications to:

       Jeffrey C. Miller, Esq.      David R. McHale
       Assistant General Counsel    Vice President and Treasurer
       Northeast Utilities Service  Northeast Utilities Service
       Company                      Company
       107 Selden Street            107 Selden Street
       Berlin, CT 06037             Berlin, CT 06037

     The Application/Declaration in this file, as heretofore amended, is hereby further amended and restated in its entirety to read as follows:

     "ITEM 1

     DESCRIPTION OF PROPOSED TRANSACTIONS

     Introduction

     1. Northeast Utilities ("NU"), a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended ("the Act"), The Connecticut Light and Power Company ("CL&P") and Western Massachusetts Electric Company ("WMECO"), each an electric utility subsidiary of NU, (collectively, the "Applicants"), hereby submit this application/declaration (the "Application") pursuant to Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rules 26(c)(3), 42, 43, 44 and 46(a) thereunder with respect to (a) the payment of dividends to, and/or the repurchase of stock from, NU out of capital or unearned surplus by each of CL&P and WMECO from proceeds from the sale of their respective interests in the Millstone Station nuclear generating facility ("Millstone") and (b) the payment of dividends and/or the repurchase of stock out of capital or unearned surplus by CL&P out of proceeds from the sale of Millstone in accordance with the provisions of CL&P's dividend covenant under its First Mortgage Indenture and Deed of Trust dated May 1, 1921 to the Bankers Trust Company as trustee (the "Mortgage Indenture"), all through December 31, 2003 (the "Authorization Period") and so long as the senior debt securities of the respective company remain rated investment grade by at least one rating agency. As described in greater detail below, the authorizations sought herein relate to the capital restructuring of the NU system in connection with the nuclear generating asset divestiture as required by the electrical industry restructuring initiatives in the State of Connecticut and the Commonwealth of Massachusetts. The Applicants intend to use the proceeds of the Millstone sale, among other things, to reduce and adjust their capital structures by retiring outstanding debt, preferred stock and common equity. As a result, CL&P and WMECO (collectively, the "Utilities") will be able to lower the rates charged to their customers, and the NU system will gain greater financial flexibility. In addition, NU's value to its shareholders will be enhanced. The senior debt ratings of CL&P issued by Standard & Poor's was upgraded to "A-" while the senior debt ratings of CL&P issued by Moody's Investor Service, Inc. was upgraded to "A2". The unsecured debt ratings of WMECO issued by Standard & Poor's was upgraded to "BBB+" while the unsecured debt ratings of WMECO issued by Moody's Investor Service, Inc. was upgraded to "A3".

     Background

     2. In a previous proceeding under the Act - see Northeast Utilities, et al., Application/Declaration on Form U-1, as amended, File No. 70-9541 (the "Use of Proceeds Filing"), granted and permitted to become effective in HCAR No. 27147 (March 7, 2000) (the "Use of Proceeds Order") - the Utilities sought and were granted authorization, among other things, to pay dividends to, and/or repurchase shares of their respective stock from, NU out of capital or unearned surplus using the proceeds from the sale of non-nuclear generating assets and the issuance of rate reduction bonds ("RRBs") but not from the sale of nuclear assets. The sale of nuclear assets was not foreseen at the time of such filing as resulting in any substantial net cash to the Utilities. A dramatic positive change in the market for nuclear plants created the need for this filing. This Application deals with the use of proceeds from the sale of Millstone. In another proceeding under the Act - see Northeast Utilities, et al, Application/Declaration on Form U-1, as amended, File No. 70-9697 (the "RRB Filing"), the Utilities sought specific authorization to issue the RRBs referenced in the Use of Proceeds Filing. As described in the Use of Proceeds Filing and in the RRB Filing, the Utilities have used the proceeds of divestitures of generating assets and issuances of RRBs, among other things, to reduce and adjust their capital structures by retiring outstanding debt, preferred stock and common equity, and to buy down existing power purchase agreements with independent power producers.

     State Restructuring

     3. The states in which CL&P and WMECO operate - Connecticut and Massachusetts, respectively - have enacted legislation that restructures the electric industries in such states by introducing retail competition in electricity generation. <FN1> The new laws allow customers to choose their electric suppliers. Accordingly, energy prices will be based on competitive market forces rather than being set by the state regulatory commission. The transmission and distribution of electricity will continue to be provided by the local utilities at regulated rates. The restructuring statutes also require electric utilities to institute rate reductions and adopt rate caps in amounts that vary from state to state. More detailed accounts of the restructuring of the electric industries in Connecticut and Massachusetts are contained in the Use of Proceeds Filing.

     4. The restructuring statutes in Connecticut and Massachusetts also allow for the issuance of RRBs to finance portions of a utility's stranded costs, as determined to be appropriate by the respective commissions, through securitization transactions <FN2>. The savings generated through the use of rate reduction bonds ultimately result in a reduction of electric rates. Connecticut law limits the use of securitization to non-nuclear generation-related regulatory assets and costs associated with the renegotiation of purchased-power contracts. CL&P may not securitize any of its nuclear stranded costs. Massachusetts law allows WMECO to securitize such costs. A more detailed description of the proposed RRB transactions is contained in the RRB Filing.

     5. As vertically integrated utilities with both generation assets and transmission and distribution assets, CL&P and WMECO were required to restructure their companies to comply with state statutory provisions. The restructuring laws include, among other things, strong incentives to divest generating assets. This divestiture, combined with authorization for the issuance of RRBs as part of the restructuring process, has left the Utilities in a unique financial position in that they experienced a significant decrease in the amount of tangible assets that they own and received a substantial influx of cash almost simultaneously.

     6. Pursuant to Connecticut's statutory restructuring requirements and order of the Department of Public Utility Control (the "DPUC"), CL&P was allowed to recover the full amount of its stranded costs through the divestiture of its non-nuclear generating assets at auction by January 1, 2000 and its nuclear generating assets at auction by January 1, 2004 and taking steps to mitigate its stranded costs. Massachusetts imposed similar conditions upon WMECO.

     7. As of the date of this filing, virtually all of the non-nuclear electric generating assets of CL&P and WMECO have been sold. However, the applicable state deregulation laws mandate that any gains on the sale of the electric generating assets reduce stranded cost recovery, and so neither CL&P nor WMECO recognized any earnings effect and no accretion to their respective retained earnings account when those gains were realized. Accordingly, CL&P and WMECO were left with a large amount of cash and no ability to pay dividends to NU or otherwise move cash upstream to NU. To remedy this problem, CL&P, WMECO and certain of their affiliates filed the Use of Proceeds Filing.

     8. In the Use of Proceeds Filing, CL&P indicated that it expected to receive net proceeds of approximately $1.191 billion from the sales of non-nuclear generating assets and net proceeds of $1.489 billion from the issuance and sale of rate reduction bonds, a total of approximately $2.680 billion. WMECO indicated that it expected to receive net proceeds of approximately $233 million from the sales of non-nuclear generating assets and net proceeds of approximately $303 million from the issuance and sale of rate reduction bonds, a total of approximately $536 million. The Use of Proceeds Order authorized CL&P to use up to $310 million of such proceeds to reduce its common equity, and WMECO to use up to $145 million of such proceeds to reduce its common equity. In the RRB Filing, CL&P updated its expectations concerning proceeds from the issuance of RRBs and stated that it expected to receive proceeds of approximately $1.551 billion from the issuance of RRBs.

     9. Both companies have issued RRBs and have sold their non-nuclear generating assets. CL&P realized $1.187 billion from the sale of its non-nuclear generating assets and WMECO realized $231 million from the sale of its non-nuclear generating assets. CL&P used approximately $300 million to reduce its common equity and WMECO used approximately $90 million to reduce its common equity.

     Sale of Nuclear Assets

     10. CL&P owned an 81% interest in the Millstone 1 nuclear generating facility ("Millstone 1") which was permanently shut down, an 81% interest in the 870 Mw Millstone 2 nuclear generating facility ("Millstone 2") and approximately 53% of the 1,154 Mw Millstone 3 nuclear generating facility ("Millstone 3") located in Waterford, Connecticut. WMECO owned a 19% interest in Millstone 1 and in Millstone 2 and approximately a 13% interest in Millstone 3. In accordance with Connecticut and Massachusetts restructuring laws, CL&P and WMECO (and most of the other joint owners of Millstone 3)
       divested these assets, via public auction.   Dominion
       Resources, Inc. ("Dominion") was the successful bidder with a bid of approximately $1.298 billion. On October 19, 2000, the DPUC's Utility Operations and Management Analysis unit approved the sale of CL&P's interest in Millstone to Dominion, and on January 9, 2001 the DPUC released a draft decision approving the sale. The Massachusetts Department of Telecommunications and Energy approved the sale of WMECO's interest in Millstone in December 2000. The sale was completed on March 31, 2001. As a result of the sale, CL&P realized approximately $843 million and WMECO realized approximately $196 million. Similar to the treatment of proceeds realized from the sale of the non-nuclear generating assets, the proceeds from the sale of Millstone to CL&P and WMECO did not increase their respective retained earnings. The Utilities applied the bulk of the proceeds to retire debt, lease obligations and preferred stock under Rule 42.

     Approval of the Payment of Dividends to or the Repurchase of Stock from NU by CL&P and WMECO.

     11. The Utilities plan to apply the remaining net proceeds of the sale of Millstone during the Authorization Period to retire common stock. CL&P presently expects to use approximately $100 million from the proceeds from the sale of Millstone to reduce its common equity capitalization, and WMECO presently expects to use approximately $21 million from the proceeds of the sale of Millstone to reduce its common equity capitalization (individually, "CL&P Returned Equity" and "WMECO Returned Equity" respectively).

     12. In order to effectively reduce common equity, CL&P and WMECO seek Commission authorization to use all or a portion of, respectively, the CL&P Returned Equity and the WMECO Returned Equity either (i) to pay dividends to NU out of capital or unearned surplus, (ii) to buy back a portion of their outstanding common stock owned by NU out of capital or unearned surplus or (iii) a combination of (i) and (ii). Since, as described earlier, the receipt of the proceeds from the sale of Millstone does not result in net income giving rise to earned surplus, Rules 42 and 46 require Commission approval for the Utilities to repurchase their stock or to pay dividends, respectively, to the desired extent.

     13. The Commission has previously approved the payment of dividends out of capital or unearned surplus by a utility subsidiary of a registered holding company when the payment would not impair the subsidiary's ability to meet its obligations and the subsidiary's assets would be sufficient to meet any anticipated expenses or liabilities (See, e.g., AEP Generating Co., H.C.A. Rel. No. 26754 (August 12, 1997)) and specifically allowed CL&P and WMECO to pay dividends or repurchase stock out of capital or unearned surplus pursuant to the Use of Proceeds Order. As described above, CL&P and WMECO would not face adverse financial consequences as a result of the payment to NU. Rather, CL&P and WMECO are reacting to a unique situation, the sale of nuclear generating assets, which resulted in a large influx of cash without creating any additional earned surplus. Each of CL&P and WMECO currently has, and following the consummation of the transactions described herein, will continue to have, through the Authorization Period, adequate cash and access to working capital facilities to meet and support its normal business operations. Payment of the dividends (or repurchases of common stock, as the case may be) would not impair the financial integrity of CL&P or WMECO because, after the payment of such dividends or repurchase of stock, each utility would still have adequate cash to operate its business operations through the Authorization Period. The Commission has recently approved the use of proceeds from the sale of generating assets to repurchase the selling entity's stock from its parent registered holding company in order to keep its capital structure balanced, in the same manner as the Utilities propose to do here. Northeast Utilities, supra, New England Elec. System, H.C.A. Rel. No. 26918 (Sept. 25, 1998).

     Approval of the Payment of Additional Amounts under the CL&P
     Mortgage Indenture restriction, dated May 1, 1921.

     14. In addition to the other transactions described herein, the Applicants request that the Commission exercise its reserved power as provided in the dividend covenant in CL&P's Mortgage Indenture so as to permit CL&P, during the Authorization Period, to effect dividend payments, the repurchase of its shares or any combination thereof, notwithstanding the fact that the CL&P Returned Equity does not represent net earnings giving rise to earned surplus.
     The full text of the dividend covenant, Section 6.13 of the Mortgage Indenture, is attached hereto as Exhibit J.

     15. The dividend covenant provides, among other things, that cash dividends may not be paid on the capital stock of CL&P, or distributions made, or capital stock purchased by CL&P, in an aggregate amount which exceeds CL&P's earned surplus after December 31, 1966, plus the earned surplus of CL&P accumulated prior to January 1, 1967 in an amount not exceeding $13,500,000, plus such additional amount as may be authorized or approved by the Commission under the Act. CL&P hereby is requesting that the Commission approve such an additional amount to enable the payment of dividends and/or the repurchase of stock, as described above. The actual amount over such limit for which authorization is being sought depends on the amount of CL&P's earned surplus at the time of the dividend payment or stock repurchase. However, the maximum aggregate amount of capital expected to be transferred to NU through these means during the Authorization Period will not exceed $100 million. The Commission has previously approved the payment of additional amounts under this and similar dividend restrictions upon a finding that such approval was in the public interest. See, e.g., Northeast Utilities, H.C.A. Rel. No 27147, (March 7,
     2000); AEP Generating Co., H.C.A. Rel. No. 24989 (Nov. 21,
     1989); Southern Elec. Gen. Co., H.C.A. Rel. No. 14417 (April 25, 1961). The requested dividend payments and/or repurchase of CL&P stock from restructuring proceeds are in the public interest as they will not impair CL&P's ability to meet its obligations and will result in the benefits to the NU system, NU's shareholders and the Utilities' customers described above. Without such authorization, much of the extraordinary funds received by CL&P through the sale of Millstone would remain trapped at CL&P and cause its rates to be higher than necessary. Thus, such payments will not negatively affect the interests sought to be protected under the dividend restriction and CL&P's request should be approved.

     Inability to meet the Commission's 30% Common Equity Ratio
     Test

     16. In the Use of Proceeds Filing, the Utilities noted that the addition of the then anticipated securitization debt to the balance sheets of CL&P and WMECO on a pro forma basis with the reduced capitalization of the Utilities as a result of the authorization granted in such file, would cause the Utilities
     (and NU on a consolidated basis) to fail the Commission's benchmark of 30% common equity-to-capitalization test, with their respective pro forma common equity ratios at 19.1% and 16.6% and NU at 29.1%. As indicated in the Use of Proceeds Filing, however, the ratings of the respective senior debt securities of CL&P and WMECO will be unaffected or will be improved by the issuance of the rate reduction bonds, as such bonds are not considered obligations of the Utilities by the ratings agencies. As indicated earlier herein, both CL&P and WMECO have used proceeds from the sale of non-nuclear generating assets to reduce their respective capitalization. After giving effect to the sale of Millstone, the issuance of the RRBs and the paydown of debt and equity with the proceeds, the pro forma common equity ratios of CL&P and WMECO (and NU on a consolidated basis), as of September 30, 2001, debt of the companies) would remain above 30%, with CL&P at 41%, WMECO at 44% and NU consolidated at 46%. Giving effect to the Millstone transactions, the issuance of the RRBs and including the issuance of the RRBs as debt of the respective companies, the respective pro forma common equity ratios as of September 30, 2001 of CL&P, and WMECO would fall below the 30% benchmark with CL&P at 21.7% and WMECO at 29.3%. The DPUC issued a decision in December 2001 permitting CL&P to return approximately $188 million of common equity to NU, and found that a proposed equity ratio of 45%, without considering RRBs, was appropriate. The DTE has made no findings to date on WMECO's capital structure but is expected to consider the use of Millstone proceeds in its regular March 2002 annual transition charge reconciliation proceeding.
     See Item 4 (paragraph 27) for further information. The transactions described herein and the issuance of the RRBs would not cause NU on a consolidated basis to fall below 30%. (See Exhibit K.2 hereto). CL&P and WMECO presently anticipate that the debt associated with the RRBs will have been amortized by no later than twelve years after the respective date when such company has issued the maximum principal amount of RRBs which it intends to issue. Thus CL&P's and WMECO's common equity ratios will exceed 30% by no later than the end of such period. In all likelihood, a sufficient amount of securitization debt will be amortized prior to the end of such twelve year period to restore both CL&P's and WMECO's common equity ratio tom over 30% prior to that date.
     Based on the terms and amortizations of the RRBs issued by CL&P and WMECO, the Applicants believe that the common equity ratio of CL&P will be bove 30% by December 31, 2007 and that of WMECO will be above 30% by December 31, 2002 (See Exhibit L-1 hereto). If by the end of the Authorization Period in the case of the Utilities, the respective company is not above 30% common equity, further authorization from the Commission will be required.

     Summary of Requested Action

     17. The Applicants request that the Commission issue an order authorizing: (a) the Utilities to pay dividends to, and/or repurchase common stock from, NU out of capital or unearned surplus during the Authorization Period so long as the senior debt securities of the respective company is rated investment grade by at least one rating agency, in an amount up to $100 million in the case of CL&P and up to $21 million in the case of WMECO, all from proceeds received from the sale of Millstone, and (b) CL&P to pay dividends to and/or repurchase common stock out of capital or unearned surplus by CL&P from NU in the same amount under its Mortgage Indenture dividend covenant during the Authorization Period. The amounts for which authorization is sought herein is distinct from and does not affect the amounts for which authorization was sought and granted by the Use of Proceeds Order.

     ITEM 2

     FEES, COMMISSIONS AND EXPENSES

     18. The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions by the Applicants are not expected to exceed $20,000 and are expected to be comprised primarily of fees for ordinary legal, accounting and investment banking services. None of such fees, commissions or expenses will be paid to any associate company or affiliate of the Applicants except for payments to Northeast Utilities Service Company for financial and other services.

     ITEM 3

     APPLICABLE STATUTORY PROVISIONS

     19.  Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and
     Rules 26(c)(3), 42, 43, 44 and 46(a) thereunder are or may be applicable to the proposed transactions. To the extent any other sections of the Act or Rules thereunder may be applicable to the proposed transaction, the Applicants request appropriate orders thereunder.

     20. NU will file reports with the Commission within 60 days after the end of each calendar quarter, providing, among other things,

     i. A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount of dividends paid to NU and/or the amount of repurchase stock from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

          ii. The current senior debt ratings of CL&P and WMECO, including a representation that such ratings are at or above investment grade.

          iii. The Utilities' cash-on-hand both during the quarter and as of the end of each quarter and a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowing from working capital facilities.

     Other Matters

     21. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

     22. NU currently meets all of the conditions of Rule 53(a), except for clause (1). At September 30, 2001, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $469.5 million, or approximately 80% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2001 ($586 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast Generation Company ("NGC"), NU's only current EWG or FUCO, in an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, Holding Company Act Release No. 27148, dated March 7, 2000 (the "Rule 53(c) Order"). NU continues to assert that its EWG investment in NGC will not adversely affect the System.

     23. In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

     (i) NGC maintains books and records, and prepares financial statements, in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

     (ii) No employees of NU's public utility subsidiaries have rendered services to NGC;

     (iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries;

     (iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

     (v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

     (vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

     24. The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order.
     NU's EWG investment (it has no FUCO investment), has been profitable for the quarterly periods ending June 30, 2000, September 30, 2000, December 31, 2000, March 31, 2001, June 30, 2001 and September 30, 2001, respectively (NGC was acquired in March 2000). As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, NU's consolidated capitalization consisted of 35.3% common equity and 64.7% debt (including long and short-term debt, preferred stock, capital leases and guarantees). As of June 30, 2000, the end of the first quarter after the issuance of the Rule 53(c) Order, the consolidated capitalization ratios of NU, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                         As of June 30, 2000

                                     (thousands
                                    of dollars)               %
     Common shareholders' equity    2,365,854                36.9
     Preferred stock                  277,700                 4.3
     Long-term and short-term debt  3,768,353                58.8
                                    6,411,907               100.0

     25. The consolidated capitalization ratios of NU as of September 30, 2001, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:
                         As of  September 30, 2001

                                   (thousands
                                   of dollars)               %
     Common shareholders' equity    2,133,851              31.6
     Preferred stock                  116,200               1.7
     Long-term and short-term debt  2,391,557              35.4
     Rate Reduction Bonds           2,118,400              31.3
                                    6,760,008             100.0

     26. NU's consolidated retained earnings decreased from $581.8 million as of December 31, 1999 to $495.9 million as of December 31, 2000, mainly as a result of an after-tax write-off of $225 million by Public Service Company of New Hampshire as part of a restructuring settlement and also recognition of a loss due to a decision by the FERC lowering the price for acquiring installed generating capacity in New England but increased by $149 million through the three quarters ended September 30, 2001. NGC (NU's only EWG or
     FUCO) has made a positive contribution to earnings by contributing $207 million in revenues from inception (March
     2000) through September 30, 2001 and net income of $57.5 million for the same period. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to NU's investments in EWGs and FUCOs has not had an adverse impact on NU's financial integrity.

     ITEM 4

     REGULATORY APPROVALS

     27.  The Connecticut Department of Public Utility Control
     (the "DPUC") has jurisdiction over CL&P's plan of divestiture of Millstone, and in its order approving the divestiture plan, the DPUC required that within 180 days following the closing, CL&P file information regarding the disposition of the proceeds, including an itemization of costs that will be netted against the proceeds and detailed tax calculations.
     CL&P advised the DPUC that it intended to rebalance its capital account through the reacquisition of equity, including the repurchase of approximately $188 million of common stock from NU. On March 16, 2001, the DPUC issued a temporary order requiring CL&P to use the proceeds in a way to result in a common equity ratio (not including the RRBs as debt) for CL&P between 45% and 50% ("Common Equity Ratio Requirement").
     (See Exhibit D attached hereto). In December, 2001, the DPUC issued its final decision in the filing in which it discontinued the Common Equity Ratio Requirement (See Exhibit
     D-1 attached hereto). NU now anticipates that CL&P will repurchase $100 million of common stock from NU and pay approximately $88 million to NU as a dividend.


     28.  The Massachusetts Department of Telecommunications and
     Energy (DTE) has jurisdiction over WMECO's use of proceeds from the Millstone sale. In approving the sale of WMECO's share of Millstone, the DTE stated that it was not ruling on the use of proceeds and would examine that issue in an annual transition charge reconciliation proceeding after the sale is completed. WMECO plans on making a filing in March 2002 in the next scheduled reconciliation charge proceeding, but it is not known when the results of this proceeding will be determined. No other state or Federal regulatory approval, other than the approval of the Commission pursuant to this Application, is required to consummate the transactions described herein. The transactions described herein will be effected in compliance with all applicable state and federal laws and regulations.

     ITEM 5

     PROCEDURE

     29. The Applicants respectfully request the Commission's approval, pursuant to this Application, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date. The closing of the Millstone sale is scheduled for April 1, 2001 and the Applicants intend to use the proceeds immediately for the debt and capital reductions described herein. Additionally, the Applicants (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waive the 30-day waiting period between the issuance of the Commission's order and on the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

     ITEM 6

     EXHIBITS AND FINANCIAL STATEMENTS

        (asterisked (*) items have been previously filed)

     30. (a) Exhibits

     D. Temporary Order of the Connecticut Department of Public
     Utility Control dated March 16, 2001*

     D.1 Decision from the Connecticut Department of Public
     Utility Control dated December 12, 2001.*

     F.  Opinion of Counsel*

     H.  Proposed Form of Notice*

     J.  CL&P Mortgage Indenture Dividend Covenant*

     K.  Common Equity Ratios*
     K.1 Revised Common Equity Ratios*
     K.2 Revised Common Equity Ratios*

     L.  Amortization Schedule for RRBs*
     L.1 Revised Amortization Schedule for RRBs*

        (b) Financial Statements*

     1  Northeast Utilities and Subsidiaries (consolidated)

        1.1 Balance Sheet, per books and pro forma, as of September 30, 2000.

        1.2 Statement of Income, per books and pro forma, for 12 months September 30, 2000 and capital structure, per books and pro forma, as of September 30, 2000.

     2  The Connecticut Light and Power Company

        2.1 Balance Sheet, per books and pro forma, as of September 30, 2000

        2.2 Statement of Income and Surplus, per books and pro forma, for 12 months ended September 30, 2000 and capital structure, per books and pro forma, as of September 30, 2000.

     3  Western Massachusetts Electric Company

        3.1 Balance Sheet, per books and pro forma, as of September 30, 2000.

        3.2 Statement of Income and Surplus, per books and pro forma, for 12 months ended September 30, 2000 and capital structure, per books and pro forma, as of September 30, 2000.

     ITEM 7

     INFORMATION AS TO ENVIRONMENTAL EFFECTS

     31. (a) The financial transactions described herein do not involve a major Federal action significantly affecting the quality of the human environment.

          (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transaction.


     SIGNATURES

     Pursuant to the requirements of the Public Utility Holding
     Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

     NORTHEAST UTILITIES
     WESTERN MASSACHUSETTS ELECTRIC COMPANY
     THE CONNECTICUT LIGHT AND POWER COMPANY


     By:  /s/ Randy A. Shoop
          Name: Randy A. Shoop
          Title: Assistant Treasurer - Finance - Northeast Utilities Service Company,
          as Agent for the above named companies.


     Date: February 15, 2002

------------------------------------------------------------------


<FN1> An Act Concerning Electric Restructuring, 1998 Conn. Acts.
98-28 (Reg. Sess.); The Massachusetts Electric Industry
Restructuring Act, 1997 Mass. Acts 164.

<FN2> Securitization is the financing of a specific asset or pool of assets, through the issuance of securities, frequently referred to as "asset-backed securities" ("ABS"). These securities are paid solely from the revenue stream arising from the pool of assets, and as a result, their ratings are dependent upon the predictability or volatility of that cash flow. The structure of a typical ABS transaction is based on the underlying assets and the expected cash flows to be generated by those assets. In general, the original owner of the underlying asset sells the asset to a special-purpose financing entity. That entity then issues securities (directly or indirectly), for which the primary source of payment of principal and interest is the cash flow generated by the underlying asset that was sold. See, also, the RRB Filing.

------------------------------------------------------------------